Industrias Bachoco Announces Second Quarter 2016 Results

CELAYA, Mexico, July 25, 2016 /PRNewswire/ -- Industrias Bachoco, S.A.B. de C.V., "Bachoco" or "the Company", (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the second quarter ("2Q16") and first half ("1H16") 2016 ended June 30, 2016. All figures have been prepared in accordance with International Financial Reporting Standard ("IFRS"), and are presented in nominal million Mexican Pesos ("$").

HIGHLIGHTS- 2016 vs 2015

  Net sales increased 12.9% in 2Q16.
  EBITDA margin was 17.4% for 2Q16.
  Earnings per basic and diluted share totaled $2.63 for 2Q16.

CEO COMMENTS

Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated: "This second quarter was in line with the seasonal behavior of the poultry industry. We observed a normalized growth rate in both of the markets in which we compete, and a strong demand in the Mexican market, resulting in a better balance between supply and demand.

An increase in our volume sold and prices recovered, mainly in chicken, allowed us to increase our total sales by 12.9% in the quarter when compared to the same period of 2015.

The effects on the cost of raw materials we saw in 1Q16 due to the Mexican peso depreciation versus the US dollar, continued for the second quarter of 2016, increasing our cost of sales.

At the end of the quarter, we were able to reach an EBITDA of $2,329.6 million, 11.9% higher than the EBITDA of the same quarter of 2015. Our EBITDA margin for 2Q16 was 17.4% versus 17.6% of 2Q15.

Our earnings per basic and diluted share for 2Q16 was $2.63, higher than the $2.32 for same quarter of 2015.

The Company's net cash reached $11,283.0 million, strengthening our financial position."

EXECUTIVE SUMMARY

The following financial information is expressed in millions of nominal pesos, except for amounts per share or per ADR, with comparative figures for the same period in 2015.

QUARTERLY RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	2Q16	2Q15	Change
	$	$	$	%
Net Sales	13,362.1	11,837.2	1,524.9	12.9
Net sales in Mexico	10,115.5	9,123.9	991.6	10.9
Net sales in the U.S.	3,246.6	2,713.3	533.3	19.7

NET SALES BY SEGMENT
In millions of pesos	2Q16	2Q15	Change
	$	$	$	%
Net Sales	13,362.1	11,837.2	1,524.9	12.9
Poultry	12,067.7	10,703.9	1,363.8	12.7
Other	1,294.4	1,133.3	161.1	14.2

NET VOLUME SOLD BY SEGMENT

In tons			Change
	2Q16	2Q15	Volume	%
Total sales volume:	524,083	499,355	24,729	4.95
Poultry	403,217	392,749	10,468	2.67
Others	120,867	106,606	14,261	13.38

The Company's 2Q16 net sales totaled $13,362.1 million, $1,524.9 million or 12.9% more than $11,837.2 million reported in 2Q15. The increase is a result of more volume sold in our main product lines and price increases in chicken, and swine. This was partially offset by lower prices in table eggs when compared to 2Q15.

In 2Q16, sales of our U.S. operations represented 24.3% of our total sales compared to 22.9% in 2Q15.

GROSS PROFIT
In millions of pesos	2Q16	2Q15	Change
	$	$	$	%
Cost of sales	10,079.1	8,914.2	1,164.9	13.1
Gross profit	3,283.0	2,923.1	360.0	12.3
Gross margin	24.6%	24.7%	-	-

In 2Q16, cost of sales was $10,079.1 million; $1,164.9 million or 13.1% higher than $8,914.2 million reported in 2Q15. This increase was due to higher volume sold and higher raw material costs in Mexican peso terms, in part due to depreciation of the Mexican peso versus US dollar.

The Company´s gross profit in 2Q16 was $3,283.0 million, 12.3% higher than the gross profit of $2,923.1 million with a gross margin of 24.6% for 2Q16 vs 24.7% in 2Q15.

Selling, general and administrative expenses ("SG&A")
In millions of pesos	2Q16	2Q15	Change
	$	$	$	%
Total SG&A	1,185.0	1,044.5	140.5	13.4

Total SG&A expenses in 2Q16 were $1,185.0 million, $140.5 million higher than the $1,044.5 million reported in 2Q15. Total SG&A expenses as a percentage of net sales represented 8.9% in 2Q16, similar to the one in 2Q15.

other income (expense), net
In millions of pesos	2Q16	2Q15	Change
	$	$	$	%
Other income (expense), net	(6.4)	5.0	(11.4)	(229.6)

This item mainly includes the sale of unused assets as well as hens and other by-products. We record such sales as expenses when the sale price is below the book value of those assets.

In 2Q16, we recorded other expense of $6.4 million, compared with other income of $5.0 million reported in 2Q15.This is mainly attributed to a loss on the sale of unused assets.

OPERATING INCOME
In millions of pesos	2Q16	2Q15	Change
	$	$	$	%
Operating income	2,091.6	1,883.5	208.1	11.0
Operating margin	15.7%	15.9%	-	-

Operating income in 2Q16 totaled $2,091.6 million, $208.1 higher than $1,883.5 million reported in 2Q15. This represents an operating margin of 15.7% for 2Q16, slightly lower when compared to the same period of 2015.

The increase in operating income is mainly attributed to higher gross income in 2Q16.

NET FINANCIAL INCOME
In millions of pesos	2Q16	2Q15	Change
	$	$	$	%
Net Financial Income	197.3	132.1	65.2	49.3
Financial Income	244.9	161.7	83.2	51.5
Financial Expense	47.6	29.6	18.0	61.0

In 2Q16, the Company reported net financial income of $197.3 million, compared to $132.1 million reported in the same period of 2015. The increase is mainly attributed to higher interest income.

TAXES FOR THE PERIOD
In millions of pesos	2Q16	2Q15	Change
	$	$	$	%
Total Taxes	708.9	621.1	87.8	14.1
Income tax	547.1	580.5	(33.4)	(5.7)
Deferred income tax	161.8	40.6	121.2	298.1

Total taxes for the 2Q16 were $708.9 million, compared with total taxes of $621.1 million in the same period of 2015.This increase is attributed to higher income before taxes.

NET INCOME
In millions of pesos	2Q16	2Q15	Change
	$	$	$	%
Net income	1,580.0	1,394.5	185.5	13.3
Net margin	11.8%	11.8%	-	-
Basic and diluted earnings per share[1]	2.63	2.32	-	-
Basic and diluted earnings per ADR[2]	31.55	27.90	-	-
Weighted average Shares outstanding[3]	599,946	599,442	-	-

1 In pesos
2 in pesos, one ADR equals to twelve shares
3 In thousands of shares

The net income for 2Q16 was $1,580.0 million, representing a net income of $2.63 pesos per share, compared with a net income of $1,394.5 million, which represented $2.32 pesos of net income per share in 2Q15.This increase is mainly attributed to better operating and financial results.

Net margin in 2Q16 was 11.8%, same percentage as reported in 2Q15.

EBITDA AND ADJUSTED EBITDA
In millions of pesos	2Q16	2Q15	Change
	$	$	$	%
Net income	1,577.2	1,393.5	183.7	13.2
Income tax expense (benefit)	708.9	621.1	87.8	14.1
Result in associates	2.8	1.0	1.8	178.6
Net finance (income) expense	(197.3)	(132.1)	(65.2)	49.3
Depreciation and amortization	238.0	197.5	40.6	20.5
EBITDA	2,329.6	2,081.0	248.6	11.9
EBITDA Margin (%)	17.4%	17.6%	-	-
Other expense (income) net	6.4	(5.0)	11.4	(229.6)
Adjusted EBITDA	2,336.1	2,076.0	260.0	12.5
Adjusted EBITDA Margin	17.5%	17.5%	-	-
Net revenues	13,362.1	11,837.2	1,524.9	12.9

EBITDA in 2Q16 reached $2,329.6 million, representing an EBITDA margin of 17.4%, compared to an EBITDA of $2,081.0 million in 2Q15, with an EBITDA margin of 17.6%.

The adjusted EBITDA in 2Q16 reached $2,336.1 million, representing an adjusted EBITDA margin of 17.5%, compared to adjusted EBITDA of $2,076.0 million in 2Q15, with an adjusted EBITDA margin of 17.5%.

ACCUMULATED RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	1H16	1H15	Change
	$	$	$	%
Net Sales	25,201.5	23,243.2	1,958.2	8.4
Net sales in Mexico	18,937.1	17,768.6	1,168.5	6.6
Net sales in the U.S.	6,264.4	5,474.7	789.7	14.4

NET SALES BY SEGMENT
In millions of pesos	1H16	1H15	Change
	$	$	$	%
Net Sales	25,201.5	23,243.2	1,958.2	8.4
Poultry	22,712.2	21,117.2	1,595.1	7.6
Other	2,489.2	2,126.0	363.2	17.1

NET VOLUME SOLD BY SEGMENT

In metric tons			Change
	1H16	1H15	Volume	%
Total sales volume:	1,045,501	983,855	61,646	6.27
Poultry	814,676	780,444	34,232	4.39
Others	230,825	203,411	27,414	13.48

During the first half of 2016, net sales totaled $25,201.5 million; $1,958.2 million or 8.4% more than $23,243.2 million reported in the same period of 2015. The increase in sales is mainly attributable to higher volume sold in our main product lines as compared with the first half of 2015.

In 1H16, sales of our U.S. operations represented 24.9% of our total sales, compared with 23.6% in 1H15.

Operating Results
In millions of pesos	1H16	1H15	Change
	$	$	$	%
Cost of Sales	20,091.3	17,636.6	2,454.7	13.9
Gross Profit	5,110.2	5,606.6	(496.4)	(8.9)
Total SG&A	2,306.8	2,052.7	254.0	12.4
Other Income (expense)	(15.5)	(8.2)	(7.3)	88.6
Operating Income	2,787.9	3,545.6	(757.8)	(21.4)
Net Financial Income	333.7	313.1	20.6	6.6
Income Tax	944.7	1,198.5	(253.8)	(21.2)
Net Income	2,176.9	2,660.2	(483.3)	(18.2)

In 1H16, the cost of sales totaled $20,091.3 million; $2,454.7 million or 13.9% higher than $17,636.6 million reported in 1H15. The increase in cost of sales is mainly attributed to higher volume sold and higher raw material costs in Mexican peso terms when compared to the same period of 2015.

As a result, we reached a gross profit of $5,110.2 million and a gross margin of 20.3% in 1H16, a lower result than $5,606.6 million of gross profit and a margin of 24.1% reached in the same period of 2015.

Total SG&A expenses in 1H16 were $2,306.8 million, $254.0 million or 12.4% more than the $2,052.7million reported in 1H15. In 1H16 total SG&A expenses as a percentage of net sales represented 9.2% compare with 8.8% in 1H15. This increase is mainly attributed to higher volume sold.

In 1H16 we had other expenses of $15.5 million, compared with other expenses of $8.2 million reported in 1H15.

The operating income in 1H16 was $2,787.9 million, which represents an operating margin of 11.1%, a decrease of 21.4% from an operating income of $3,545.6 million and an operating margin of 15.3% in 1H15.

The net financial income in 1H16 was $333.7 million, higher when compared to a net financial income of $313.1 million in 1H15, mainly attributed to higher interest income.

Total taxes were $944.7 million as of June 30, 2016. These taxes include $704.6 million of income tax and $240.1 million of deferred income taxes. This figure compares to total taxes of $1,198.5 million in 1H15; the decrease was due to lower income before taxes.

All the above resulted in a net income of $2,176.9 million or 8.6% of net margin in the 1H16, which represents $3.62 pesos of earnings per share, while in the 1H15 the net income totaled $2,660.2 million, 11.4% of net margin and $4.43 pesos of net income per share.

EBITDA AND ADJUSTED EBITDA
In millions of pesos	1H16	1H15	Change
	$	$	$	%
Net controlling interest profit	2,172.4	2,656.9	(484.5)	(18.2)
Income tax expense (benefit)	944.7	1,198.5	(253.8)	(21.2)
Result in associates	4.6	3.4	1.2	35.4
Net finance (income) expense	(333.7)	(313.1)	(20.6)	6.6
Depreciation and amortization	462.8	396.9	65.9	16.6
EBITDA	3,250.7	3,942.5	(691.9)	(17.5)
EBITDA Margin (%)	12.9%	17.0%	-	-
Other expense (income) net	15.5	8.2	7.3	88.6
Adjusted EBITDA	3,266.2	3,950.8	(684.6)	(17.3)
Adjusted EBITDA Margin	13.0%	17.0%	-	-
Net revenues	25,201.5	23,243.2	1,958.2	8.4

EBITDA in 1H16 reached $3,250.7 million, representing an EBITDA margin of 12.9%, compared to EBITDA of $3,942.5 million in 1H15, with an EBITDA margin of 17.0%.

The adjusted EBITDA in 1H16 reached $3,266.2 million, representing an adjusted EBITDA margin of 13.0%, compared to adjusted EBITDA of $3,950.8 million in 1H15, with an adjusted EBITDA margin of 17.0%.

BALANCE SHEET

BALANCE SHEET DATA
In millions of pesos	June 30, 2016	Dec. 31, 2015	Change
	$	$	$	%
TOTAL ASSETS	42,808.7	40,446.6	2,362.1	5.8
Cash and cash equivalents	15,243.0	15,288.9	(45.9)	(0.3)
Accounts receivable	3,128.0	2,727.9	400.1	14.7
TOTAL LIABILITIES	13,409.1	12,667.2	741.9	5.9
Accounts payable	3,890.8	3,966.0	(75.3)	(1.9)
Short-term debt	1,518.1	1,631.9	(113.7)	(7.0)
Long-term debt	2,441.9	2,495.1	(53.2)	(2.1)
TOTAL STOCKHOLDERS' EQUITY	29,399.7	27,779.4	1,620.3	5.8
Capital stock	1,174.4	1,174.4	0.0	0.0

Cash and equivalents as of June 30, 2016 totaled $15,243.0 million vs $15,288.9 million as of December 31, 2015.

Total debt as of June 30, 2016 was $3,960.0 million, compared to $4,127.0 million reported as of December 31, 2015, mainly as a result of lower short-term bank debt.

Net cash as of June 30, 2016 was $11,283.0 million, compared to net cash of $11,161.9 million as of December 31, 2015.

CAPITAL EXPENDITURES
In millions of pesos	1H16	1H15	Change
	$	$	$	%
Capital Expenditures	1,188.2	605.0	583.2	96.4

Total CAPEX for the 1H16 was $1,188.2 million and $605.0 million in 1H15, mainly allocated toward organic growth and productivity projects across all of our facilities.

STOCK INFORMATION

As of June 30, 2016
Total Shares	600,000,000
Total free float	26.75%
Market cap (millions of pesos)	$45,168

Source: yahoo finances

SHARE PRICE

	Mexican Stock Exchange					The New York Stock Exchange
	Ticker Symbol: Bachoco					Ticker Symbol: IBA
	In nominal pesos per Share					In U.S. Dollar per ADR
Month	High	Low	Average	Close	High	Low	Average	Close
Jun-16	76.20	73.61	74.92	75.28	50.05	46.04	48.22	48.98
May-16	77.31	70.42	74.25	75.85	51.46	46.60	49.08	49.55
Apr-16	76.78	71.63	74.69	72.30	52.68	49.70	51.32	50.32
Mar-16	77.40	73.05	74.94	73.91	53.52	49.11	51.00	51.28
Feb-16	74.00	65.45	70.89	72.98	49.11	43.15	46.12	48.28
Jan-16	70.40	62.51	67.45	65.45	48.67	41.17	44.82	43.32

ANALYST COVERAGE

Institution	Analyst name	E-mail
ACTINVER	José Antonio Cebeira	jcebeira@actinver.com.mx
BBVA BANCOMER	Fernando Olvera	fernando.olvera@bbva.com
GBM	Miguel Mayorga	mmayorga@gbm.com.mx
INTERACCIONES CASA DE BOLSA	Emma Ochoa	oochoap@interacciones.com
JPMORGAN	Pedro Leduc	pedro.a.leduc@jpmorgan.com
PUNTO CASA DE BOLSA	Cristina Morales	cristina.morales@signumresearch.com

APPENDICES

For reference, some figures have been translated into millions of U.S. dollars ("USD") using an exchange rate of $18.26 per USD $1.0, which corresponds to the rate at the close of June 30, 2016, according to Mexico's National Bank.

  Consolidated Statement of Financial Position
  Consolidated Statement of Income
  Consolidated Statement of Cash Flows
  Derivatives Position Report

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
-Unaudited-
	In U.S. Dollar	June 30,	December 31,
In million pesos	2016	2016	2015*

TOTAL ASSETS	$ 2,344.4	42,808.7	40,446.6

Total current assets	1,423.0	25,983.3	24,722.0
Cash and cash equivalents	834.8	15,243.0	15,288.9
Total accounts receivable	171.3	3,128.0	2,727.9
Inventories	310.1	5,662.0	5,056.1
Other current assets	106.8	1,950.3	1,649.1

Total non current assets	921.4	16,825.4	15,724.6
Net property, plant and equipment	769.4	14,050.0	13,188.1
Other non current Assets	152.0	2,775.4	2,536.5

TOTAL LIABILITIES	$ 734.3	13,409.1	12,667.2

Total current liabilities	390.9	7,138.5	6,642.8
Notes payable to banks	83.1	1,518.1	1,631.9
Accounts payable	213.1	3,890.8	3,966.0
Other taxes payable and other accruals	94.7	1,729.6	1,044.9

Total long-term liabilities	343.4	6,270.6	6,024.4
Long-term debt	133.7	2,441.9	2,495.1
Other non current liabilities	9.7	176.5	160.2
Deferred income taxes	200.0	3,652.2	3,369.0

TOTAL STOCKHOLDERS' EQUITY	$ 1,610.1	29,399.7	27,779.4

Capital stock	64.3	1,174.4	1,174.4
Commission in shares issued	22.7	414.4	414.0
Repurchased shares	-	-	0.7
Retained earnings	1,474.3	26,920.0	25,527.9
Others accounts	45.8	835.9	611.8
Non controlling interest	3.0	55.0	50.4

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,344.4	42,808.7	40,446.6

*Audited

CONSOLIDATED STATEMENT OF INCOME
Second Quarter Results, ended June 30:
-Unaudited-
	U.S. Dollar
In millions pesos	2016	2016	2015
Net sales	$ 731.8	13,362.1	11,837.2
Cost of sales	552.0	10,079.1	8,914.2
Gross profit	179.8	3,283.0	2,923.1
SG&A	64.9	1,185.0	1,044.5
Other income (expenses), net	(0.4)	(6.4)	5.0
Operating income	114.5	2,091.6	1,883.5
Net finance income	10.8	197.3	132.1
Income tax	38.8	708.9	621.1
Net Income	$ 86.5	1,580.0	1,394.5

Non-controlling interest	0.2	2.8	1.0
Net controlling interest profit	86.4	1,577.2	1,393.5
Basic and diluted earnings per share	0.14	2.63	2.32
Basic and diluted earnings per ADR	1.73	31.55	27.90
Weighted average Shares outstanding[1]	599,946	599,946	599,442

EBITDA Result	$ 127.6	2,329.6	2,081.0

Gross margin	24.6%	24.6%	24.7%
Operating margin	15.7%	15.7%	15.9%
Net margin	11.8%	11.8%	11.8%
EBITDA margin	17.4%	17.4%	17.6%

1In thousands

CONSOLIDATED STATEMENT OF INCOME
Accumulated results, for the six months ended June 30.
-Unaudited-
	U.S. Dollar
In millions pesos	2016	2016	2015
Net sales	$ 1,380.1	25,201.5	23,243.2
Cost of sales	1,100.3	20,091.3	17,636.6
Gross profit	279.9	5,110.2	5,606.6
SG&A	126.3	2,306.8	2,052.7
Other income (expenses), net	(0.9)	(15.5)	(8.2)
Operating income	152.7	2,787.9	3,545.6
Net finance income	18.3	333.7	313.1
Income tax	51.7	944.7	1,198.5
Net income	$ 189.2	2,176.9	2,660.2

Non-controlling interest	0.2	4.6	3.4
Net controlling interest profit	119.5	2,172.4	2,656.9
Basic and diluted earnings per share	0.20	3.62	4.43
Basic and diluted earnings per ADR	2.38	43.5	53.18
Weighted average Shares outstanding[1]	599,959	599,959	599,488

EBITDA Result	$ 178.0	3,250.7	3,942.5

Gross margin	20.3%	20.3%	24.1%
Operating margin	11.1%	11.1%	15.3%
Net margin	8.7%	8.6%	11.4%
EBITDA margin	12.9%	12.9%	17.0%

1In thousands

CONSOLIDATED STATEMENT OF CASH FLOWS
In million of pesos
-Unaudited-

	U.S. Dollar	June 30,
	2016	2016	2015

NET MAJORITY INCOME BEFORE INCOME TAX	$ 171.0	3,121.6	3,858.8

ITEMS THAT DO NOT REQUIRE CASH:	-	-	-

ITEMS RELATING TO INVESTING ACTIVITIES:	(0.7)	(12.0)	193.0
Depreciation and others	25.3	462.8	396.9
Income (loss) on sale of plant and equipment	0.8	14.1	37.0
Other Items	(26.8)	(488.9)	(240.9)

ITEMS RELATING TO FINANCING ACTIVITIES:	5.5	101.1	57.3
Interest income (expense)	5.5	101.1	57.3
Other Items	-	-	-

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	175.8	3,210.8	4,109.0
CASH GENERATED OR USED IN THE OPERATION:	(109.0)	(1,989.9)	(517.6)
Decrease (increase) in accounts receivable	(43.7)	(798.5)	407.8
Decrease (increase) in inventories	(25.7)	(469.0)	94.5
Decrease (increase) in accounts payable	(47.5)	(867.1)	(1,032.9)
Decrease (increase) in other liabilities	7.9	144.8	12.9

NET CASH FLOW FROM OPERATING ACTIVITIES	66.9	1,220.9	3,591.4

NET CASH FLOW FROM INVESTING ACTIVITIES	(40.7)	(743.8)	(370.1)
Acquisition of property, plant and equipment	(65.1)	(1,188.2)	(605.0)
Proceeds from sales of property plant and equipment	0.9	16.0	39.7
Other Items	23.5	428.4	195.3

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	26.1	477.1	3,221.3

Net cash provided by financing activities:	(28.6)	(523.0)	(38.3)
Proceeds from loans	98.8	1,804.0	1,874.5
Principal payments on loans	(112.5)	(2,055.0)	(1,254.0)
Dividends paid	(21.4)	(390.0)	(449.6)
Other items	6.5	118.0	(209.2)
Net increase (decrease) in cash and equivalents	(2.5)	(45.9)	3,183.0

Cash and investments at the beginning of year	$ 837.3	15,288.9	11,036.1
CASH AND INVESTMENTS AT END OF PERIOD	$ 834.8	15,243.0	14,219.1

DERIVATIVES POSITION REPORT
Second Quarter 2016
Thousands of Mexican Pesos, as of june 30, 2016
TYPE OF FINANCIAL INSTRUMENT	OBJECTIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			2Q-2016		1Q-2016		2Q-2016	1Q-2016
Forward Vanilla	Hedge	$ 26,112	$ 18.26		$ 17.29		$ 1,127	$ -2,304	in 2016	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for corn and soybean meal	Hedge	$ 270,194	CORN		CORN		$ 29,008	-$ 2,376	96.6% in 2016 and 3.4% in 2017
			In USD per Bushel		In USD per Bushel
			month	price	month	price
				$ -	May-16	$ 3.5150
			Jul-16	$ 3.588	Jul-16	$ 3.5575
			Sep-16	$ 3.655	Sep-16	$ 3.6050
			Dec-16	$ 3.713	Dec-16	$ 3.6925
			Mar-17	$ 3.795	Mar-17	$ 3.7825
			May-17	$ 3.845
			Sep-17	$ 3.828
			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			month	price	month	price
					May-2016	$ 270.3
					Jul-2016	$ 273.1
			Aug-2016	$ 405.8	Aug-2016	$ 274.4
			Sep-2016	$ 403.7
			Oct-2016	$ 401.1	Oct-2016	276.6
			Dec-2016	$ 401.0
					Jan-2017	$ 279.6
					Mar-2017	$ 279.6
					May-2017	$ 278.9
					Jul-2017	$ 280.1
Options of Corn	Hedge	$ 8,903	CORN		CORN		-$ 1,961	$ -	2016
			In USD per Bushel		In USD per Bushel
			month	price	month	price
			Jul-16	$ 3.588
			Sep-16	$ 3.655
			Dec-16	$ 3.713
Options of soybean meal	Hedge	$ 11,771	SOYBEAN MEAL		SOYBEAN MEAL		$ 1,759	-$ 2	in 2016
			In USD per ton		In USD per ton
			month	price	month	price
			Aug-2016	$ 405.80
			Sep-2016	$ 403.70	May-2016	$ 270.3
			Oct-2016	$ 401.10
			Dec-2016	$ 401.00

NOTES
-The total financial instruments not exceed 5% of total assets as of June 30, 2016.
-The notional value represents the net position as of June 30, 2016 at the exchange rate of Ps.18.26 per one dolar.
-A negative value means an unfavorable effect for the Company.

PROBABLE SCENARIO
Second Quarter 2016
Thousands of Mexican Pesos, as of june 30, 2016								PROBABLE SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
		Reference Value
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forwards Vanilla (1)	$ 1,127	$17.80	$ 18.72	$ 19.17	Direct	$ 474	$ 1,780	$ 2,432
		-5%	5%	10%		-5%	5%	10%
Futures of Corn: (2)	$ 29,008	$ 3.408	$ 3.767	$ 3.946	The effect will materialize as the inventory is consumed	$ 15,499	$ 42,518	$ 56,028
Futures of Soybean Meal: (2)		$ 385.5	$ 426.1	$ 446.4
Options for Corn	-$ 1,961	$ 3.408	$ 3.767	$ 3.946		-$ 4,141	$ 19	$ 714
Options of Soybean Meal	$ 1,759	$ 385.5	$ 426.1	$ 446.4		$ 1,170	$ 2,347	$ 2,936

(1) The reference value is the exchange rate of Ps. $18.26 per USD as of June 30, 2016.
(2) The reference values are; the future of corn for June 2016, $3.5875 USD/bushel and the future of soybeanmeal for Aug 2016, $405.80 USD/ton.
All the evaluations are performed according with the corresponding future, here only the first month futures are shown.
(3) The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.
-A negative value means an unfavorable effect for the Company.

Second Quarter 2016
Thousands of Mexican Pesos, as of june 30, 2016									STRESS SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY				EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW
		Reference Value
		-50%	-25%	25%	50%		-50%	-25%	25%	50%
Forward Vanilla	$ 1,127	$9.13	$13.70	$22.83	$27.39	Direct	-$11,929	-$5,401	$7,655	$14,183

CONFERENCE CALL INFORMATION
The Company will host its second quarter 2016 earnings call, on Tuesday, July 26, 2016. The earnings call will take place at 9:00 am Central Time (10:00 am ET).

Toll free in the U.S.: 1 (888) 771-4371
Toll free in Mexico: 001 866 779 0965
A current list of available local and international free phone telephone numbers: https://www.yourconferencecenter.com/AlternateNumbers/alternatenumbers.aspx?100374&t=P&o=ULACEtBoBQAtcp

Confirmation Number: 42944364

Visit the following link to access the webcast:
http://edge.media-server.com/m/p/b5z95ddu

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 64 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 25,000 people.

The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

IR contact information:
Maria Guadalupe Jaquez
maria.jaquez@bachoco.net

Kathy Chaurand
kathy.chaurand@bachoco.net
T. +52(461)618 3555
T. +52(461)618 3500 Ext. 10146